SUBSIDIARIES OF THE REGISTRANT
(As of December 31, 2021)

Entity Name	President Company / Owner	Jurisdiction of Formation
ChromaDex, Inc.	ChromaDex Corporation	California
ChromaDex International, Inc.	ChromaDex Corporation	Cayman Islands
ChromaDex Analytics, Inc.	ChromaDex, Inc.	Nevada
ChromaDex Europa B.V.	ChromaDex, Inc.	Netherlands
Chromadex Sağlık Ürünleri Anonim Şirketia	ChromaDex, Inc.	Turkey
ChromaDex UK Limited	ChromaDex, Inc.	United Kingdom
Asia Pacific Scientific, Inc.	ChromaDex International, Inc.	Cayman Islands
ChromaDex Asia Limited	ChromaDex International, Inc.	Hong Kong
ChromaDex Asia Pacific Ventures Limited	Asia Pacific Scientific, Inc.	Hong Kong
ChromaDex Trading (Shanghai) Co., Ltd.	ChromaDex Asia Limited	China